Bridgetown 2 Holdings Ltd
c/o 38/F Champion Tower
3 Garden Road, Central
Hong Kong

VIA EDGAR

January 13, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Todd Schiffman

Re:	Bridgetown 2 Holdings Ltd

Form S-1 Filed December 31, 2020

File No. 333-251860

Dear Mr. Schiffman:

Bridgetown 2 Holdings Ltd (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 12, 2021, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on December 31, 2020. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form S-1 Filed December 31, 2020

General

1. We note Bridgetown 2 LLC was formed “as a collaboration between Pacific Century and Thiel Capital.” Please summarize the terms of the arrangement or agreement governing the collaboration. We also note the 2 paragraphs on pages 3 and 4 identifying and quantifying high-profile investments by Thiel Capital. Please revise to balance this disclosure with statements (1) clarifying why you believe the highlighted information is relevant to you, especially in light of the statement that you “may not seek to draw upon Thiel Capital’s network and relationships to provide access to deal prospects” and (2) cautioning investors against assuming that such prior performance is necessarily indicative of your future results. In this regard, it is unclear why you believe you “may also potentially benefit” from Thiel Capital’s network and relationships in identifying targets for an initial business combination. It is also unclear whether you compete with Bridgetown 1 in seeking potential benefits from Thiel Capital.

We respectfully inform the Staff that we have added disclosure describing the relationship between Pacific Century and Thiel Capital on pages 2 and 75 of the prospectus.

We further respectfully inform the Staff that the language in the prospectus that we “may seek to draw upon Thiel Capital’s network and relationships to provide access to deal prospects” conveys that we have the ability to potentially draw upon such network and relationships.

January 13, 2021

We believe the highlighted information is relevant to us since it shows why we may potentially seek to access Thiel Capital’s network and relationships, as we believe that such network and relationships have produced high-quality, high-value deals and companies in the past.  This is also why we believe we “may also potentially benefit” from Thiel Capital’s network and relationships in identifying targets for an initial business combination.  We have modified the indicated disclosure to reflect this on pages 4, 77, 100 and 110 of the prospectus.

We further inform the Staff that we have added the requested disclosure with regard to prior performance not necessarily being indicative of future results on pages 4 and 77 of the prospectus in order to supplement existing disclosure elsewhere in the prospectus.

Finally, we have added disclosure about potential overlap with Bridgetown 1 as it relates to Thiel Capital on pages 4, 77, 100 and 110 of the prospectus.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser, Esq., sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Daniel Wong
Daniel Wong
Chief Executive Officer
Bridgetown 2 Holdings Ltd